VIA EDGAR

August 23, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Talaris Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-266875

Dear Mr. Hagius,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Talaris Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 25, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238 or Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

TALARIS THERAPEUTICS, INC.

/s/ Scott Requadt
Scott Requadt
Chief Executive Officer and President

cc:	Mary Kay Fenton, Talaris Therapeutics, Inc.

Sarah Ashfaq, Esq., Goodwin Procter LLP

Gabriela Morales-Rivera, Esq., Goodwin Procter LLP